SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35569; File No. 812-15754

First Eagle Private Credit Fund, et al.

May 5, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: First Eagle Private Credit Fund, First Eagle Private Credit Fund SPV, LLC, First Eagle Credit Opportunities Fund, First Eagle Credit Opportunities Fund SPV, LLC, First Eagle Real Estate Debt Fund, First Eagle Tactical Municipal Opportunities Fund, First Eagle Investment Management, LLC, First Eagle Alternative Credit, LLC, First Eagle Alternative Credit EU, LLC, Napier Park Global Capital (US) LP, and certain of their affiliated entities as described in Appendix A to the application.

Filing Dates: The application was filed on April 11, 2025, and amended on May 1, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally

or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 30, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Sabrina Rusnak-Carlson, Esq., First Eagle Alternative Credit, LLC, 500 Boylston Street, Suite 1200, Boston, MA 02116; Christopher Healey, Esq., Christopher.Healey@davispolk.com, Davis Polk & Wardwell LLP, 1050 17th Street, NW, Washington, DC 20036.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Toyin Momoh, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended application, dated May 1, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The

SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office

of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.